UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 000-55982

C21 Investments Inc.
(Translation of registrant's name into English)

Suite 1900-855 West Georgia St., Vancouver, BC, V6C 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	C21 Investments FYE March 31, 2026 Audited Financial Statements

99.2	C21 Investments FYE March 31, 2026 Management Discussion and Analysis

99.3	CEO Certification

99.4	CFO Certification

99.5	Press Release C21 Investments reports Fourth Quarter and Fiscal Year end Audited Financial results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 Investments Inc.
(Registrant)

Date: June 11, 2026	By:	/s/ Michael Kidd

Michael Kidd
	Title:	CFO